UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Safety Insurance Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
78648T100
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78648T100 Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
SRB Corporation 04-2968130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,347,591*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,347,591*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,347,591*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.87% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

* As of December 31, 2011.
** Based on 15,186,787 shares of Common Stock outstanding as of November 3, 2011, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on November 8, 2011.

CUSIP No. 78648T100 Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
The Plymouth Rock Company Incorporated 04-2773663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	431,060*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	431,060*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		431,060*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.84% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

* As of December 31, 2011.
** Based on 15,186,787 shares of Common Stock outstanding as of November 3, 2011, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on November 8, 2011.

CUSIP No. 78648T100 Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Palisades Safety and Insurance Association 22-3180609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	916,531*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	916,531*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		916,531*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.04% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* As of December 31, 2011.
** Based on 15,186,787 shares of Common Stock outstanding as of November 3, 2011, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on November 8, 2011.

CUSIP No. 78648T100 Page 5 of 6 Pages

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission") on March 25, 2011 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4.     Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference for each Reporting Person.

Item 5.     Ownership of Five Percent or Less of a Class

Not Applicable

CUSIP No. 78648T100 Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2012

SRB CORPORATION
By:	/s/ Frederick C. Childs
Name: Frederick C. Childs Title: Vice President
THE PLYMOUTH ROCK COMPANY INCORPORATED
By:	/s/ Colleen M. Granahan
Name: Colleen M. Granahan Title: Vice President
PALISADES SAFETY AND INSURANCE ASSOCIATION By Plymouth Rock Management Company of New Jersey, its Attorney-in-Fact
By:	/s/ Carl A. Peterson
Name: Carl A. Peterson Title: Chief Legal Officer & Secretary